January 10, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Mara L. Ransom, Assistant Director

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-174803) of USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby joins in the request of the Partnership for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on January 14, 2013 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the above-referenced Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof 9,893 copies of the Preliminary Prospectus dated January 7, 2013 have been distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Daniel Young
Name:	Daniel Young
Title:	Managing Director